  EXHIBIT 99.1

Intellipharmaceutics Provides Update on FDA Advisory Committees Meeting for Aximris XR™ (Oxycodone Hydrochloride extended release) an Abuse Deterrent Opioid Analgesic for the Treatment of Moderate to Severe Pain

Toronto, Ontario, January 16, 2020, Intellipharmaceutics International Inc. (OTCQB: IPCIF and TSX:IPCI) ("Intellipharmaceutics" or the "Company"), a pharmaceutical company specializing in the research, development and manufacture of novel and generic controlled-release and targeted-release oral solid dosage drugs, announced today that that the Anesthetic and Analgesic Drug Products Advisory Committee and Drug Safety and Risk Management Advisory Committee of the U.S. Food and Drug Administration (FDA) voted to not support the approval of Aximris XR™ (oxycodone extended-release tablets) for the management of pain severe enough to require daily, around-the-clock, long-term opioid treatment and for which alternative treatment options are inadequate.

The Anesthetic and Analgesic Drug Products Advisory Committee and Drug Safety and Risk Management Advisory Committee of the U.S. Food and Drug Administration ("FDA") voted 24 to 2 against the voting question: “Do you recommend approval of AXIMRIS XR (oxycodone extended-release tablets) for the management of pain severe enough to require daily, around-the-clock, long-term opioid treatment and for which alternative treatment options are inadequate?”

There can be no assurance that the FDA will ultimately approve the NDA for the sale of Aximris XRTM in the U.S. market, or that it will ever be successfully commercialized.

More About Aximris XRTM

Our Aximris XRTM (abuse deterrent oxycodone hydrochloride extended release tablets) NDA product candidate is intended as an abuse and alcohol-deterrent controlled-release oral formulation of oxycodone hydrochl oride for the relief of pain. The Aximris XRTM long-acting formulation of oxycodone is intended to present a significant barrier to tampering when subjected to various forms of physical and chemical manipulation commonly used by abusers. It is also designed to prevent dose dumping when inadvertently co-administered with alcohol. Dose dumping is the rapid release of an active ingredient from a controlled-release drug into the blood stream that can result in increased toxicity, side effects, and a loss of efficacy. Dose dumping can result by consuming the drug through crushing, taking with alcohol, extracting with other beverages, vaporizing or injecting. In addition, when crushed or pulverized and hydrated, the proposed extended release formulation is designed to coagulate instantaneously and entrap the drug in a viscous material, which is intended to prevent syringing, injecting and snorting. Our Aximris XRTM formulation is difficult to abuse through the application of heat or an open flame, making it difficult to inhale the active ingredient from burning.

About Intellipharmaceutics

Intellipharmaceutics International Inc. is a pharmaceutical company specializing in the research, development and manufacture of novel and generic controlled-release and targeted-release oral solid dosage drugs. The Company's patented Hypermatrix™ technology is a multidimensional controlled-release drug delivery platform that can be applied to a wide range of existing and new pharmaceuticals. Intellipharmaceutics has developed several drug delivery systems based on this technology platform, with a pipeline of products (some of which have received FDA approval) in various stages of development. The Company has ANDA and NDA 505(b)(2) drug product candidates in its development pipeline. These include the Company’s abuse-deterrent oxycodone hydrochloride extended release formulation (“Oxycodone ER”) based on its proprietary nPODDDS™ novel Point Of Divergence Drug Delivery System (for which an NDA has been filed with the FDA), and Regabatin™ XR (pregabalin extended-release capsules).

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Trademarks used herein are the property of their respective holders.

Unless the context otherwise requires, all references to "we," "us," "our," "Intellipharmaceutics," and the "Company" refer to Intellipharmaceutics International Inc. and its subsidiaries.

CONTACT INFORMATION

Company Contact:
Intellipharmaceutics International Inc.
Greg Powell
Chief Financial Officer
416.798.3001 ext. 106
investors@intellipharmaceutics.com